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UEN No. T09LL1649F

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March 25, 2015 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi	Milan
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Attention:	John Reynolds, Assistant Director John Coleman Jennifer Hardy

Re:	Sesa Sterlite Limited Form 20-F for the year ended March 31, 2014 Filed August 15, 2014 (“Form 20-F”) (File No. 001-33175)

Ladies and Gentlemen:

On behalf of Sesa Sterlite Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Mr. John Reynolds letter dated February 25, 2015 regarding the Staff’s review of the Company’s filing. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 20-F for the Year Ended March 31, 2014

General

1.	In a letter to us dated February 11, 2011, your predecessor Sterlite Industries (India) Limited discussed indirect contacts with Syria and Sudan. Its Form 20-F for fiscal 2010 provided disclosure about these countries. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 20-F. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since the 2011 letter, whether through subsidiaries, affiliates, distributors, resellers, customers, or other direct or indirect arrangements. For instance, you disclose that ONGC is your joint operations partner with respect to all operating assets of your oil and gas business, and that Trafigura Beheer B.V and Glencore International AG are customers. ONGC Videsh Ltd., the foreign trading arm of ONGC, states on its website that it has producing assets in Sudan and Syria, and news articles report that ONGC, Trafigura and Glencore Xstrata plc have contacts with Syria and/or Sudan. You should describe any products, components, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

March 25, 2015

RESPONSE:

The Company respectfully advises the Staff that the Company had no direct or known indirect contact with any parties located in, or the governments of, Sudan and Syria in any of its last four fiscal years or during its current fiscal year. In the regular course of business, the Company sells copper, zinc, iron ore and aluminium metal products to international trading companies, which may resell the Company’s products to end-users in various countries, including Sudan and Syria. To the best of the Company’s knowledge, in any of its last four fiscal years or during its current fiscal year, none of these international trading companies is located in or controlled by the governments of Sudan, or Syria. When the Company sells its products to international trading companies, the Company has no control over the final destination country and the end-user to whom the international trading companies may resell the Company’s products. These international trading companies are established buyers and sellers of commodities including copper, zinc, iron ore and aluminium metal products in international markets, and the Company’s interaction with such international trading companies is similar to that of other metals and mining companies selling metal commodity products internationally. Accordingly, the Company has not made any references to Sudan, and Syria in the Form 20-F . The Company does not direct any of its selling efforts towards sales in Sudan or Syria.

The Company emphasizes that is it not a “U.S. person” for purposes of U.S. sanctions laws. See, e.g. 31 C.F.R. § 538.315 (Sudanese Sanctions Regulations); 31 C.F.R. § 542.312 (Syrian Sanctions Regulations). Specifically, the Company is not organized under U.S. law. In addition, the Company is not headquartered in the United States, or owned or controlled by U.S. persons.

Relationship with ONGC

The Company’s oil and gas business is primarily owned and operated by Cairn India and its subsidiaries, which we refer to as the “Cairn India Group”. Cairn India Group has a diversified asset base with nine blocks: seven in India, one in Sri Lanka and one in South Africa. In some blocks, Cairn India Group invests with partners, of which one is ONGC. Since oil and gas exploration is a risky business, investing through unincorporated joint venture arrangements is common in the sector. Typically, a production sharing contract (“PSC”) or similar arrangement by a different name (for example, a concession agreement), is entered into between the contractor and the Government. Further to the PSC, a joint operating agreement (“JOA”) is signed among the joint venture partners. The rights and obligations of the partners are governed by the JOA in an unincorporated joint venture arrangement.

March 25, 2015

In some cases, ONGC, being a national oil company in India, has become Cairn India Group’s joint venture partner through Government nomination and in others it has been awarded the block jointly with ONGC by the Government. Cairn India Group’s relationship with each of its partners is governed exclusively by the relevant PSC and JOA. ONGC Videsh is a subsidiary of ONGC. Cairn India Group and ONGC are joint venture partners in various blocks in India, but Cairn India Group does not have any role in ONGC’s relationship with ONGC Videsh. Cairn India Group’s relationship with ONGC is limited to the petroleum operations in India and within the rights and obligations provided under each PSC that they are a party to. Neither the Company nor the Cairn India Group is in any way connected or aware of ONGC and ONGC’s investment or supply of goods or services to countries like Sudan or Syria directly or through its subsidiary ONGC Videsh. Moreover, all of the production by Cairn India Group is sold to domestic refineries in India.

Relationship with Trafigura and Glencore

Trafigura and Glencore are global leading trading companies that access international commodity markets on behalf of producers and end-users. As described above, the Company in the regular course of its business sells copper, zinc, iron ore and aluminium metal products to international trading companies, which may resell the Company’s products to end-users in various countries. These international trading companies are established buyers and sellers of commodities including copper, zinc, iron ore and aluminium metal products in international markets, and the Company’s interaction with such international trading companies is similar to that of other metals and mining companies selling metal commodity products internationally.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

RESPONSE:

The Company respectfully directs the Staff’s attention to the Company’s response to the Staff’s comment No. 1 in which the Company has clarified that the Company had no direct or known indirect contacts with Sudan and Syria in any of the last four fiscal years or during its current fiscal year. The Company also advises the Staff that it has no assets or liabilities in any of those countries. As a result, the Company believes there is no material investment risk to the Company’s security holders.

March 25, 2015

Our Business

Basis of Presentation of Ore Reserves - page 66

3.	Please forward to our engineer, as supplemental information and not as part of your filing, the reserve reports for your Rampura Agucha zinc mine, Bomi iron ore project, and Sesa Resources Limited iron ore mines, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

RESPONSE:

As requested, the Company has enclosed for review by Staff’s engineers as supplemental information and not as part of its filing, a DVD that contains the documents listed at Annex A hereto (the “Provided Documents”) and described in greater detail below:

Rampura Agucha zinc mine

The Rampura Agucha (“RAM”) zinc-lead deposit lies in central Rajasthan and is part of Hindustan Zinc Limited (“HZL”), a subsidiary of the Company. SRK Consulting UK Limited (“SRK”) was retained by HZL to complete an audit of the Mineral Resources and Mineral Reserves of the Rampura Agucha zinc mine.

As requested, the Company has included in the list of Provided Documents the reserve report audited by SRK for the Rampura Agucha zinc mine for review by Staff’s engineers as supplemental information and not as part of its filing.

Bomi Iron Ore Project

Western Cluster Limited (“WCL”) has acquired full ownership of a group of iron ore properties located in Liberia, including the Bomi iron ore project. Bomi is currently held under an Exploration Licence. WCL is a step down subsidiary of the Company. Roscoe Postle Associates Inc. (“RPA”) was retained by WCL to complete an audit of the Mineral Resources and Mineral Reserves of WCL’s Bomi iron ore projects.

As requested, the Company has included in the list of Provided Documents the reserve report audited by RPA for the Bomi iron ore project for review by Staff’s engineers as supplemental information and not as part of its filing.

March 25, 2015

Sesa Resources Limited iron ore mines

The Company’s iron ore business is owned by the Company and its wholly-owned subsidiary, Sesa Resources Limited (“SRL”) and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group and the Sonshi group of mines in the state of Goa, Narrain mines located in the state of Karnataka in India, and a Met Coke and Pig Iron plant in the state of Goa in India. RPA was retained by Sesa Goa Limited, predecessor to the Company, to complete an audit of the Mineral Resources and Mineral Reserves of Sesa Goa Limited and SRL for March 2013. The reserves have not changed materially from 2013 to 2014 due to no mining activity for the year 2014 on account of a regulatory blanket ban on all mining activities in the state of Goa. The only change from 2013 is the depletion in Narrain mine on account of production which has been disclosed in the production summary in the Form 20-F.

As requested, the Company has included in the list of Provided Documents the reserve report audited by RPA for these iron ore mines for review by Staff’s engineers as supplemental information and not as part of its filing.

In accordance with Rule 12b-4 of the Exchange Act, the Company requests the return of all supplemental material enclosed herewith and has enclosed a pre-paid, pre-addressed shipping label to facilitate the return of such supplemental information to Alex Cohen at Latham & Watkins LLP, 555 Eleventh Street, NW, Suite 1000, Washington, DC 20004-1304.

If there are any technical questions relating to the mine reserves, please contact the persons named below for the respective mines at the following contact information:

Rampura Agucha zinc mine

Name	Ashok Paliwal
Telephone	+91 90018-95917
Email	Ashok.Paliwal@vedanta.co.in

Bomi Iron Ore Project and Sesa Resources Limited

Name	Peter M. Buckley
Telephone	+91 97655-65543
Email	Peter.buckley@vedanta.co.in

Name	Shivanand Gadag
Telephone	+91 97655-65528
Email	Shivanand.Gadag@vedanta.co.in

Our Zinc International Business

Projects and Developments - page 85

4.	Please tell us the basis for the production estimates for the Gamsberg project. For example, tell us if there is a reserve estimate upon which these production estimates are based.

March 25, 2015

RESPONSE:

Black Mountain Mining Pty. Ltd. (“BMM”), a major global mining and metals company and a subsidiary of the Company, intends to do mining operations and set up an ore beneficiation plant and associated infrastructure at Gamsberg in South Africa. This project is being developed near the current operations of the Black Mountain mine. The objective of the project is to develop economically the Gamsberg (North) zinc deposit, involving mining (4 MTPA Mill Feed production), with a matching process plant and associated infrastructure, produce saleable grade zinc concentrate and export it through the port of Saldanha.

In October 2013 the Company engaged TATA Consulting Engineers (“TCE”) for a Pre-Feasibility Study of the Project. Based on the inputs from the Pre-Feasibility Study, the Company estimated approximately 500 ktpa zinc / lead concentrate production, the details of which are set forth in the table below. Based on the planned ore mining rate of 4Mtpa ore with 12 year mine life, scheduled average Zinc / Lead grades and their expected plant recoveries, approximately 500 ktpa zinc / lead concentrate production was scheduled with approximately 250 ktpa of zinc/lead metal. The production was rounded off to nearest 10 kt while reporting. The Pre-Feasibility Study provided resource estimates but not reserve estimates and accordingly, the Company did not include any reserve estimates in its Form 20-F.

No.	Particulars	Amount	Pages written in DFS report
1	Ore Reserve (mt)	50.40	Page 11, refer table
2	Life of Mine (Years)	12.00	Page 5, under ES 3
3	Ore Processing (mtpa)	4	Page 5, under ES 3
4	Zinc % in Ore	6.52%	Page 11, refer table
5	Lead % in Ore	0.51%	Page 11, refer table
6	Zinc Recovery	90.68%	Page 19, refer table, weighted average
7	Lead Recovery	50.00%	Assumed
8	Zinc Concentrate Grade	51.00%	Page 36
9	Lead Concentrate Grade	55.00%	Page 36
10	Zinc Metal Content (MT)	236 493	Calculated (4*5*7*100,000)
11	Lead Metal Content (MT)	10 200	Calculated (4*6*8*100,000)
12	Total Metal Content (MT)	246 693	Rounded up to 250 ktpa
13	Zinc Concentrate (MT)	463 713	Calculated (11/9)
14	Lead Concentrate (MT)	18 545	Calculated (12/10)
15	Total Concentrate (MT)	482 258	Rounded up to 500 ktpa

March 25, 2015

In September 2014, a Definitive Feasibility Study (“DFS”) was completed for the Company by TCE delineating a 4 Mtpa Open Cast operation with a 12 year life. The Ore Reserve Statement for Gamsberg North was prepared by A&B Global Mining as the mining consultant in compliance with JORC Code 2012. The study including the open pit design in addition to plant, tailings facility and ancillary infrastructure was completed, and reported total estimated reserves of 50.4 mt. The Company plans to disclose the reserve estimates in its Form 20-F for the current fiscal year and going forward.

***********

We have attached to this letter as Annex B, a statement from the Company as requested by the Staff.

Please contact Alex Cohen at (202) 637-2284 or the undersigned at (+65)-6437-5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Din Dayal Jalan Chief Financial Officer Sesa Sterlite Limited

March 25, 2015

Annex A

List of Provided Documents provided as Supplemental Information

Supplemental Information relating to Rampura Agucha Zinc Mine

Documents		Date
AUDIT REPORT
1.	Mineral Resource and Ore Reserve Audit on the Assets of Hindustan Zinc Limited by SRK Consulting*	November 2014

Supplemental Information relating to Bomi Iron Ore Project

Documents		Date
AUDIT REPORT
1.	Western Cluster Limited - Mineral Resource and Mineral Reserve Audit of the Bomi Iron Ore Project by Roscoe Postle Associates Inc.*	April 2014

Supplemental Information relating to Sesa Resources’ Iron Ore Mines

Documents		Date
AUDIT REPORT
1.	Sesa Goa Limited - Mineral Resource and Ore Reserve Audit of Iron Ore Mines in India by Roscoe Postle Associates Inc.*	April 2013

* Confidential treatment requested

March 25, 2015

Annex B

March 25, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:	John Reynolds, Assistant Director John Coleman Jennifer Hardy

Re:	Sterlite Industries (India) Limited Form 20-F for the year ended March 31, 2014 Filed August 15, 2014 (File No. 001-33175)

Ladies and Gentlemen:

Sesa Sterlite Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), in response to the Staff’s request in its comment letter dated February 25, 2015 with respect to the Company’s Form 20-F for the year ended March 31, 2014 filed August 15, 2014 (File No. 001-33175) (the “Filing”), hereby acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Din Dayal Jalan

Din Dayal Jalan Chief Financial Officer Sesa Sterlite Limited